Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10906
Balanced Income Equity and ETF Portfolio, Series 63
(the “Trust”)
CIK No. 1977593 File No. 333-272979

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states that the Sponsor selected stocks that have a market capitalization of greater than $5 billion. Given such disclosure, please include a small and/or mid capitalization companies risk for this Trust.

Response:The Trust notes that the referenced disclosure is the minimum market capitalization that a stock must meet in order to be considered for inclusion in the portfolio. However, the Trust notes this does not mean that common stocks with a market capitalization of $5 billion will be included in the Trust’s portfolio (i.e., all of the stocks ultimately selected could be large capitalization companies). If, based on the final portfolio, the Trust has exposure to small and/or mid-capitalization companies, relevant disclosure will be added to the Trust’s prospectus.

Risk Factors

2.If the Trust has exposure to small and/or mid capitalization companies, please include a risk factor for small and/or mid capitalization companies.

Response:If, based on its final portfolio, the Trust has exposure to small and/or mid-capitalization companies, relevant risk disclosure will be added to the Trust’s prospectus. Otherwise, the “Additional Portfolio Contents” section will be revised.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon